Richard L. Bready, Chairman and CEO
Edward J. Cooney, Vice President and Treasurer
(401) 751-1600

IMMEDIATE

[Note to Editors: The following NTK Holdings release is similar to the Nortek, Inc. release on second-quarter financial results except primarily for the impact of certain NTK Holdings senior discount notes, senior unsecured loan facility and amounts reported as shareholders investment.]

NTK HOLDINGS REPORTS
2ND-QUARTER RESULTS

_____

PROVIDENCE, RI, August 24, 2009—**NTK Holdings, Inc.** ("**NTK Holdings**"), the parent company of **Nortek Holdings, Inc.** ("**Nortek Holdings**") and **Nortek, Inc.** ("**Nortek**"), a leading diversified global manufacturer of innovative, branded residential and commercial ventilation, HVAC and home technology convenience and security products, today announced second-quarter sales of $488 million in continuingly difficult markets.

Key financial highlights for the second quarter of 2009 included:

* Net sales of $488 million compared to the $647 million recorded in 2008.

- An operating loss of $216 million (including the impact of an estimated $250 million non-cash goodwill impairment charge) compared to operating earnings of $46.9 million in the second quarter of 2008.

- Depreciation and amortization expense of $16.1 million compared to $18.6 million in last year's second quarter.

As of July 4, 2009, **NTK Holdings** had approximately $172 million in unrestricted cash, cash equivalents and marketable securities and had $165 million of borrowings outstanding under its revolving credit facility.

Key financial highlights for the first half of 2009 included:

- Net sales of $927 million compared to the $1,187 million recorded in the first six months of 2008.

- An operating loss of $201.1 million (including the impact of an estimated $250-million non-cash goodwill impairment charge) compared to operating earnings of $70.3 million in the first half of 2008.

- Depreciation and amortization expense of $31.6 million compared to $36.0 million in the first six months of 2008.

Richard L. Bready, Chairman and Chief Executive Officer, said, "**NTK Holdings** continues to manage its business effectively as difficult conditions in its markets continue. **NTK Holdings'** continued focus on working capital management, headcount reductions and cost reduction initiatives has been effective in maximizing cash flow."

NTK Holdings estimates that the cost reduction measures initiated during 2008 and continuing into the first half of 2009 resulted in approximately $19.7 million and $39.5 million in savings during the second quarter and first half of 2009, respectively, as compared to the same periods in 2008.

Net sales in the Company's Residential Ventilation Products segment declined 25.5 percent to $139 million in this year's second quarter, reflecting lower sales volume of bathroom exhaust fans and kitchen range hoods. This segment continued to perform better than the overall housing and remodeling market.

In the Home Technology Products segment, net sales declined 23.9 percent to $100 million in the second quarter of 2009. Operating earnings, excluding the impact of a $250-million non-cash goodwill impairment charge, declined at a higher rate due to the high level of fixed selling, general and administrative expenses in this segment.

Net sales in the Company's Commercial Air Conditioning and Heating Products segment declined 26.7 percent to $111 million in this year's second quarter, due primarily to a decrease in sales volume of air handlers marketed by U.S. and Canadian subsidiaries. Operating earnings for this segment were $13.7 million, compared to $15.3 million in last year's second quarter. Going forward, the Company expects the performance of this segment to be adversely affected by the anticipated downturn in non-residential construction activity resulting in an expected lower level of orders to be delivered during the second half of 2009.

Net sales in the Residential Air Conditioning and Heating Products segment decreased approximately 22.5 percent to $138 million, reflecting lower sales volume of HVAC products sold to residential site-built and manufactured housing customers, as well as generally unfavorable housing industry market conditions.

Mr. Bready said, "Despite these difficult market conditions, **Nortek** continues to make significant progress in reducing discretionary spending and in implementing workforce reductions where appropriate. For the first six months of the year, we achieved nearly $40 million in cost reductions and expect to reach our goal of $60 million for the year. Additionally, the Company has made significant progress in managing its working capital to offset lower sales volumes."

Mr. Bready added, "**NTK Holdings** continues to work with its advisors in evaluating its capital structure with the objective of reducing its total debt and improving **NTK Holdings** balance sheet and has had preliminary discussions with an informal committee comprised of certain holders of **NTK Holdings** and **Nortek** debt."

NTK Holdings*, the parent company of **Nortek Holdings*** and **Nortek***, is a leading diversified global manufacturer of innovative, branded residential and commercial ventilation, HVAC and home technology convenience and security products. **NTK Holdings** and **Nortek** offer a broad array of products including: range hoods, bath fans, indoor air quality systems, medicine cabinets and central vacuums, heating and air conditioning systems, and home technology offerings, including audio, video, access control, security and other products.

*As used herein, the terms "NTK Holdings," "Nortek Holdings" or "Nortek" refers to NTK Holdings, Inc., together with its subsidiaries, unless the context indicates otherwise. These terms are used for convenience only and are not intended as a precise description of any of the separate corporations, each of which manages its own affairs.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Nortek's current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors impacting such forward-looking statements include the availability and cost of raw materials and purchased components, the level of construction and remodeling activity, changes in general economic conditions, the rate of sales growth and product liability claims. Nortek undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, please refer to the reports and filings of NTK Holdings and Nortek with the Securities and Exchange Commission.

# # #

NTK HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

	For the second quarter ended		For the six months ended	
	July 4, 2009	June 28, 2008	July 4, 2009	June 28, 2008
	(Dollar amounts in millions)			
Net Sales	$ 487.8	$ 647.1	$ 926.8	$ 1,187.3
Costs and Expenses:				
Cost of products sold (see Note D)	351.7	473.3	669.2	864.9
Selling, general and administrative expense, net (see Note D)	95.8	118.5	196.8	237.0
Goodwill impairment charge (see Note C)	250.0	---	250.0	---
Amortization of intangible assets	6.0	8.4	11.9	15.1
	703.5	600.2	1,127.9	1,117.0
Operating (loss) earnings	(215.7)	46.9	(201.1)	70.3
Interest expense	(55.3)	(47.4)	(110.3)	(90.4)
Loss from debt retirement	---	(9.9)	---	(9.9)
Investment income	0.1	0.2	0.2	0.4
Loss before (benefit) provision for income taxes	(270.9)	(10.2)	(311.2)	(29.6)
(Benefit) provision for income taxes	(6.7)	33.3	1.3	27.9
Net loss	$ (264.2)	$ (43.5)	$ (312.5)	$ (57.5)

The accompanying notes are an integral part of this unaudited condensed consolidated summary of operations.

NTK HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

(A)   The unaudited condensed consolidated summary of operations includes the accounts of NTK Holdings, Inc. ("NTK Holdings") and all of its wholly-owned subsidiaries, including Nortek, Inc. ("Nortek"), collectively, the "Company", after elimination of intercompany accounts and transactions, without audit and, in the opinion of management, reflects all adjustments of a normal recurring nature necessary for a fair statement of the interim periods presented and has been prepared on the basis of a going concern. However, the conditions noted below create uncertainty about the Company's ability to meet its debt obligations as they come due or may be accelerated as discussed below in Note B. The unaudited condensed consolidated summary of operations does not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of these uncertainties.

The Company operates on a calendar year and for its interim periods operates on a 4-4-5 fiscal calendar, where each fiscal quarter is comprised of two 4-week periods and one 5-week period, with each week ending on a Saturday. The Company's fiscal year always begins on January 1 and ends on December 31. As a result, the Company's first and fourth quarters may have more or less days included than a traditional 4-4-5 fiscal calendar, which consists of 91 days. The second quarters ended July 4, 2009 ("second quarter of 2009") and June 28, 2008 ("second quarter of 2008") each include 91 days. The first six months ended July 4, 2009 ("six months of 2009") and June 28, 2008 ("six months of 2008") include 185 days and 180 days, respectively.

The Company has evaluated subsequent events for potential recognition or disclosure through the date the financial statements were issued, August 24, 2009. It is suggested that this unaudited condensed consolidated summary of operations be read in conjunction with the consolidated financial statements and the notes included in the Company's latest quarterly report on Form 10-Q, its latest annual report on Form 10-K and its current reports on Form 8-K as filed with the Securities and Exchange Commission ("SEC").

(B)   The Company announced on June 17, 2009 that it had retained financial and legal advisors (combined, the "Advisors") to assist NTK Holdings and Nortek in the analysis of their capital structures in light of the current economic conditions. NTK Holdings, Nortek and the Advisors have had preliminary discussions and outlined preliminary proposals as to potential equity and debt restructuring alternatives for NTK Holdings and Nortek with an informal committee comprised of certain holders of NTK Holdings' 10 ¾% Senior Discount Notes due 2014 and Nortek's 10% Senior Secured Notes due 2013 and 8 ½% Senior Subordinated Notes due 2014 (the "Bondholder Committee"). No definitive agreement has been reached between NTK Holdings, Nortek and the Bondholder Committee as to the terms of any potential equity and debt restructuring. The discussions and negotiations are continuing and may result in, among other things: (1) a restructuring of the equity and debt of NTK Holdings and Nortek pursuant to a negotiated transaction or under a "pre-packaged" plan of reorganization under Title 11 of the United States Bankruptcy Code, (2) a change of control of Nortek as discussed further below and (3) events of default and cross defaults under certain of NTK Holdings' and Nortek's outstanding indebtedness depending on the future decisions to be made by NTK Holdings and Nortek, which may or may not result in the acceleration of substantially all of the Company's indebtedness. The Company has been and continues to be in compliance with the terms of all of the obligations that are subject to the Bondholder Committee negotiations. There can be no assurance that NTK Holdings and Nortek will be successful in reaching a definitive agreement with respect to the potential equity and debt restructuring and, if not successful, NTK Holdings or Nortek may be compelled to seek other financing arrangements or debt restructuring under supervision of an appropriate court proceeding. NTK Holdings and Nortek expect to continue to operate its business in the ordinary course during and following any potential equity and debt restructuring.

The Company and its lenders amended the ABL Facility (the "Amendment") to eliminate the requirement that Nortek represent that it is solvent, as defined, when requesting new borrowings under the ABL facility effective as of July 4, 2009, and when providing the quarterly compliance certificate effective as of May 20, 2008. The Amendment also provides that the proceeds of any future borrowings under the ABL Facility must be used to primarily fund operating expenses and liabilities of Nortek's operating subsidiaries. The Company has been and continues to be in compliance with the terms of the ABL Facility.

NTK Holdings conducts no separate operations and acts only as a holding company. NTK Holdings' primary liquidity needs are to service its outstanding indebtedness. No cash payments are due under NTK Holdings' indebtedness during 2009; however, NTK Holdings has substantial debt service obligations beginning in the fiscal year ending December 31, 2010.

During 2010, the total of principal and interest payments on indebtedness owed by the Company, including payments owed by NTK Holdings, is approximately $308.9 million. In 2010, NTK Holdings alone has cash debt service obligations of approximately $162.3 million, including a payment of approximately $147.4 million due on March 1, 2010 under its 10 3/4% Senior Discount Notes. Nortek has significant cash payments due on its indebtedness and certain other specified obligations in 2009 and thereafter. For the second half of 2009, Nortek estimates that it will pay approximately $115.2 million in principal and interest payments on its indebtedness. In the fiscal year ending December 31, 2010, the total of principal and interest payments on Nortek's indebtedness is approximately $146.6 million. Nortek's principal sources of liquidity include approximately $124.1 million of unrestricted cash and cash equivalents at July 4, 2009, cash flow from Nortek's subsidiaries in 2009 and Nortek's subsidiaries' unrestricted cash and cash equivalent balances of approximately $47.9 million at July 4, 2009.

The ability of NTK Holdings to service its outstanding indebtedness depends on the likelihood of obtaining additional capital, restructuring the terms of such indebtedness or obtaining dividends or other payments from Nortek. The ability of NTK Holdings to obtain additional capital is adversely affected by the substantial amount of the Company's outstanding indebtedness, including indebtedness of Nortek and its subsidiaries, which is structurally senior in right of payment to any new debt or equity financing for NTK Holdings. The ability of NTK Holdings to obtain dividends or other payments from Nortek is constrained by the financial condition and operating performance of Nortek and its subsidiaries and by the limitations on making such distributions and other payments contained in the terms of Nortek's outstanding indebtedness.

Nortek is under no obligation to make any distribution or other payment to NTK Holdings even if Nortek has available cash and the making of such a payment is permitted by the terms of Nortek's existing indebtedness. In light of Nortek's own substantial indebtedness and liquidity needs, NTK Holdings believes there is a substantial likelihood that Nortek will choose not to make a distribution or other payment to NTK Holdings sufficient to enable NTK Holdings to make the payments due in 2010 on its outstanding indebtedness, including the payment due on March 1, 2010 under its 10 3/4% Senior Discount Notes. If NTK Holdings and Nortek are not successful in restructuring their indebtedness, the failure by NTK Holdings to make such payments will constitute events of default under the terms of the documentation governing such indebtedness and will permit the holders of such indebtedness to accelerate the payment of such indebtedness in full. Such defaults, including cross defaults under NTK Holdings' senior unsecured loan facility, and any related acceleration will likely require additional equity or a restructuring of the indebtedness, whether pursuant to privately negotiated transactions or under supervision of an appropriate court proceeding.

A restructuring of or default under the indebtedness of NTK Holdings could result in a change of control of Nortek. A change of control may constitute an event of default under Nortek's ABL Facility and would also require Nortek to offer to purchase its 10% Senior Secured Notes due 2013 and 8 1/2% Senior Subordinated Notes due 2014 at 101% of the principal amount thereof, together with accrued and unpaid interest, and a default of Nortek's ABL Facility would trigger a cross-default under the indentures governing substantially all of NTK Holdings' and Nortek's indebtedness. The failure of Nortek to complete the purchase of any notes tendered pursuant to such offer, whether due to lack of funds or otherwise, would constitute an event of default under the indentures governing such notes. Such defaults, including cross defaults under substantially all of Nortek's outstanding indebtedness, and any related acceleration will likely require additional equity or a restructuring of the indebtedness, whether pursuant to privately negotiated transactions or under supervision of an appropriate court proceeding.

(C) During the second quarter of 2009, the Company recorded an approximate $250.0 million estimated non-cash impairment charge to reduce the carrying amount of its Home Technology Products ("HTP") reporting unit's goodwill to the estimated fair value based upon the results of the Company's interim impairment test that was necessitated by the deterioration of the housing market and other economic factors during the second quarter of 2009 including, among others, the instability in the troubled mortgage market, rising unemployment and declining consumer confidence. There can be no assurance that the Company will not incur additional substantial adjustments to this estimated impairment charge as a result of the completion of the Company's impairment test in the second half of 2009. Due to the complexity of the analysis required to complete the Step 2 Tests under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") and the timing of the Company's determination of the goodwill impairment, the Company has not yet finalized its Step 2 Test for HTP. In accordance with the guidance in SFAS No. 142, the Company has completed a preliminary assessment of the expected impact of the Step 2 Test for HTP using reasonable estimates for the theoretical purchase price allocation and has recorded a preliminary estimate of the goodwill impairment loss for HTP for the second quarter and first six months ended July 4, 2009. The estimated fair value of the Company's Residential Ventilation Product, Residential HVAC and Commercial HVAC reporting units exceeded its carrying values so no further impairment analysis was required for these reporting units. The preliminary estimate of the goodwill impairment loss for HTP will be finalized during the second half of 2009. The Company believes that the preliminary estimate of the goodwill impairment loss for HTP is reasonable and represents the Company's best estimate of the goodwill impairment loss to be incurred by HTP; however, it is possible that when the final Step 2 testing is completed the Company may be required to record a material adjustment to this preliminary estimate.

NTK HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS
(Continued)

(D) During the second quarter of 2009 and second quarter of 2008, the Company's results of operations include the following expense items recorded in selling, general and administrative expense, net in the accompanying unaudited condensed consolidated summary of operations:

	For the second quarter of *	
	2009	**2008**
	(Amounts in millions)	
(1) Fees and expenses incurred in the HTP segment in connection with the dispute and settlement with one of its former suppliers	$ ---	$ 4.5
(2) Income from change in estimate of loss on the Company's indemnification related to a lease guarantee	(3.2)	---
(3) Gain from the sale of manufacturing facilities in the RVP segment	(0.3)	(2.5)
(4) Charges related to reserves for amounts due from customers in all four segments	2.0	---
(5) Net foreign exchange losses (gains) related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries	1.4	(1.5)
(6) Costs and expenses incurred in the RVP segment in connection with the start up of a range hood facility in Mexico (a)	---	1.4
(7) Severance charges incurred related to certain reduction in workforce initiatives in the RVP, HTP and R-HVAC segments (b)	1.3	---
(8) Advisory fees related to the Company's analysis of its capital structure	0.9	---

*   Unless otherwise indicated, all items noted in the above table have been recorded in selling, general and administrative expense, net in the accompanying unaudited condensed consolidated summary of operations.

(a) Recorded in cost of products sold.

(b) Approximately $0.9 million of these severance charges incurred related to certain reduction in workforce initiatives was recorded in cost of products sold.

NTK HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS
(Continued)

During the six months of 2009 and six months of 2008, the Company's results of operations include the following expense items recorded in selling, general and administrative expense, net in the accompanying unaudited condensed consolidated summary of operations:

	For the six months of *	
	2009	**2008**
	(Amounts in millions)	
(1) Fees and expenses incurred in the HTP segment in connection with the dispute and settlement with one of its former suppliers	$ ---	$ 4.7
(2) Income from change in estimate of loss on the Company's indemnification related to a lease guarantee	(3.2)	---
(3) Charges related to reserves for amounts due from customers in all four segments	2.8	---
(4) Gain from the sale of manufacturing facilities in the RVP segment	(0.3)	(2.5)
(5) Severance charges incurred related to certain reduction in workforce initiatives in the RVP, HTP and R-HVAC segments (b)	2.2	---
(6) Net foreign exchange losses (gains) related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries	1.5	(1.4)
(7) Costs and expenses incurred in the RVP segment in connection with the start up of a range hood facility in Mexico (a)	---	1.4
(8) Advisory fees related to the Company's analysis of its capital structure	0.9	---

* Unless otherwise indicated, all items noted in the above table have been recorded in selling, general and administrative expense, net in the accompanying unaudited condensed consolidated summary of operations.

(a) Recorded in cost of products sold.

(b) Approximately $1.3 million of these severance charges incurred related to certain reduction in workforce initiatives was recorded in cost of products sold.

(E)   The Company uses EBITDA as both an operating performance and liquidity measure. Operating performance measure disclosures with respect to EBITDA are provided below. Refer to Note F for liquidity measure disclosures with respect to EBITDA and a reconciliation from net cash flows from operating activities to EBITDA.

EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of operating performance under U.S. generally accepted accounting principles ("GAAP") and should not be considered as an alternative or substitute for GAAP profitability measures such as operating earnings (loss) from continuing operations, discontinued operations, extraordinary items and net earnings (loss). EBITDA as an operating performance measure has material limitations since it excludes, among other things, the statement of operations impact of depreciation and amortization expense, interest expense and the provision (benefit) for income taxes and therefore does not necessarily represent an accurate measure of profitability, particularly in situations where a company is highly leveraged or has a disadvantageous tax structure. The Company uses a significant amount of capital assets and depreciation and amortization expense is a necessary element of the Company's costs and ability to generate revenue and therefore its exclusion from EBITDA is a material limitation. The Company has a significant amount of debt and interest expense is a necessary element of the Company's costs and ability to generate revenue and therefore its exclusion from EBITDA is a material limitation. The Company generally incurs significant U.S. federal, state and foreign income taxes each year and the provision (benefit) for income taxes is a necessary element of the Company's costs and therefore its exclusion from EBITDA is a material limitation. As a result, EBITDA should be evaluated in conjunction with net earnings (loss) for a more complete analysis of the Company's profitability, as net earnings (loss) includes the financial statement impact of these items and is the most directly comparable GAAP operating performance measure to EBITDA. As EBITDA is not defined by GAAP, the Company's definition of EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because of the limitations that EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of the Company's operating results as reported under GAAP.

Company management uses EBITDA as a supplementary non-GAAP operating performance measure to assist with its overall evaluation of Company and subsidiary operating performance (including determining the levels of executive compensation and the performance of subsidiary management) relative to outside peer group companies. In addition, the Company uses EBITDA as an operating performance measure in financial presentations to the Company's Board of Directors, shareholders, various banks participating in Nortek's ABL Facility, note holders and Bond Rating agencies, among others, as a supplemental non-GAAP operating measure to assist them in their evaluation of the Company's performance. The Company is also active in mergers, acquisitions and divestitures and uses EBITDA as an additional operating performance measure to assess Company, subsidiary and potential acquisition target enterprise value and to assist in the overall evaluation of Company, subsidiary and potential acquisition target performance on an internal basis and relative to peer group companies. The Company uses EBITDA in conjunction with traditional GAAP operating performance measures as part of its overall assessment of potential valuation and relative performance and therefore does not place undue reliance on EBITDA as its only measure of operating performance.

The Company believes EBITDA is useful for both the Company and investors as it is a commonly used analytical measurement for comparing company profitability, which eliminates the effects of financing, differing valuations of fixed and intangible assets and tax structure decisions. The Company believes that EBITDA is specifically relevant to the Company, due to the different degrees of leverage among its competitors, the impact of purchase accounting associated with acquisitions, which impacts comparability with its competitors who may or may not have recently revalued their fixed and intangible assets, and the differing tax structures and tax jurisdictions of certain of the Company's competitors. The Company has included EBITDA as a supplemental operating performance measure, which should be evaluated by investors in conjunction with the traditional GAAP performance measures discussed earlier in this summary of operations for a complete evaluation of the Company's operating performance.

The following table presents a reconciliation from net loss, which is the most directly comparable GAAP operating performance measure, to EBITDA for the second quarter of 2009 and 2008:

	For the second quarter of	
	2009	**2008**
	(Dollar amounts in millions)	
Net loss (1), (2)	$ (264.2)	$ (43.5)
(Benefit) provision for income taxes	(6.7)	33.3
Interest expense (3)	55.3	47.4
Investment income	(0.1)	(0.2)
Depreciation expense	9.6	10.2
Amortization expense	6.5	8.4
EBITDA	$ (199.6)	$ 55.6

(1) Net loss and EBITDA for the second quarter of 2009 includes:
   - an estimated non-cash goodwill impairment charge of approximately $250.0 million recorded in the HTP segment,
   - income from change in estimate of loss on the Company's indemnification related to a lease guarantee of approximately $3.2 million,
   - charges related to reserves for amounts due from customers of approximately $2.0 million in all four segments,
   - net foreign exchange losses of approximately $1.4 million related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries,
   - approximately $1.3 million of severance charges incurred related to certain reduction in workforce initiatives in the RVP, HTP and R-HVAC segments,
   - advisory fees related to the Company's analysis of its capital structure of approximately $0.9 million, and
   - a gain of approximately $0.3 million from the sale of a manufacturing facility in the RVP segment.

(2) Net loss and EBITDA for the second quarter of 2008 includes:
   - fees and expenses recorded in connection with the settlement of a dispute with one of its former suppliers of approximately $4.5 million in the HTP segment,
   - a gain of approximately $2.5 million from the sale of a manufacturing facility in the RVP segment,
   - net foreign exchange gains of approximately $1.5 million related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries, and
   - costs and expenses incurred in the RVP segment in connection with the start up of a range hood facility in Mexico of approximately $1.4 million.

(3) Interest expense for the second quarter of 2009 includes cash interest of approximately $35.2 million and non-cash interest of approximately $20.1 million. Interest expense for the second quarter of 2008 includes cash interest of approximately $29.4 million and non-cash interest of approximately $18.0 million.

The following table presents a reconciliation from net loss, which is the most directly comparable GAAP operating performance measure, to EBITDA for the six months of 2009 and 2008:

| | **For the six months of** | |
	2009	**2008**
	(Dollar amounts in millions)	
Net loss (1), (2)	$ (312.5)	$ (57.5)
Provision for income taxes	1.3	27.9
Interest expense (3)	110.3	90.4
Investment income	(0.2)	(0.4)
Depreciation expense	19.2	20.9
Amortization expense	12.4	15.1
EBITDA	$ (169.5)	$ 96.4

(1) Net loss and EBITDA for the six months of 2009 includes:
- an estimated non-cash goodwill impairment charge of approximately $250.0 million recorded in the HTP segment,
- income from change in estimate of loss on the Company's indemnification related to a lease guarantee of approximately $3.2 million,
- charges related to reserves for amounts due from customers of approximately $2.8 million in all four segments,
- approximately $2.2 million of severance charges incurred related to certain reduction in workforce initiatives in the RVP, HTP and R-HVAC segments,
- net foreign exchange losses of approximately $1.5 million related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries,
- advisory fees related to the Company's analysis of its capital structure of approximately $0.9 million, and
- a gain of approximately $0.3 million from the sale of a manufacturing facility in the RVP segment.

(2) Net loss and EBITDA for the six months of 2008 includes:
- fees and expenses recorded in connection with the settlement of a dispute with one of its former suppliers of approximately $4.7 million in the HTP segment,
- a gain of approximately $2.5 million from the sale of a manufacturing facility in the RVP segment,
- net foreign exchange gains of approximately $1.4 million related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries, and
- costs and expenses incurred in the RVP segment in connection with the start up of a range hood facility in Mexico of approximately $1.4 million.

(3) Interest expense for the six months of 2009 includes cash interest of approximately $71.0 million and non-cash interest of approximately $39.3 million. Interest expense for the six months of 2008 includes cash interest of approximately $55.4 million and non-cash interest of approximately $35.0 million.

(F) The Company uses EBITDA as both a liquidity and operating performance measure. Liquidity measure disclosures with respect to EBITDA are provided below. Refer to Note E for operating performance measure disclosures with respect to EBITDA and a reconciliation from net earnings (loss) to EBITDA.

EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of cash flow under U.S. generally accepted accounting principles ("GAAP") and should not be considered as an alternative or substitute for GAAP cash flow measures such as cash flows from operating, investing and financing activities. EBITDA does not necessarily represent an accurate measure of cash flow performance because it excludes, among other things, capital expenditures, working capital requirements, significant debt service for principal and interest payments, income tax payments and other contractual obligations, which may have a significant adverse impact on a company's cash flow performance thereby limiting its usefulness when evaluating the Company's cash flow performance. The Company uses a significant amount of capital assets and capital expenditures are a significant component of the Company's annual cash expenditures and therefore their exclusion from EBITDA is a material limitation. The Company has significant working capital requirements during the year due to the seasonality of its business, which require significant cash expenditures and therefore its exclusion from EBITDA is a material limitation. The Company has a significant amount of debt and the Company has significant cash expenditures during the year related to principal and interest payments and therefore their exclusion from EBITDA is a material limitation. The Company generally pays significant U.S. federal, state and foreign income taxes each year and therefore its exclusion from EBITDA is a material limitation. As a result, EBITDA should be evaluated in conjunction with net cash from operating, investing and financing activities for a more complete analysis of the Company's cash flow performance, as they include the financial statement impact of these items. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA does not reflect any cash requirements for replacements. As EBITDA is not defined by GAAP, the Company's definition of EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies thereby limiting its usefulness as a comparative measure. Because of the limitations that EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of the Company's cash flows as reported under GAAP.

Company management uses EBITDA as a supplementary non-GAAP liquidity measure to allow the Company to evaluate its operating units cash-generating ability to fund income tax payments, corporate overhead, capital expenditures and increases in working capital. EBITDA is also used by management to allocate resources for growth among its businesses, to identify possible impairment charges, to evaluate the Company's ability to service its debt and to raise capital for growth opportunities, including acquisitions. In addition, the Company uses EBITDA as a liquidity measure in financial presentations to the Company's Board of Directors, shareholders, various banks participating in Nortek's ABL Facility, note holders and Bond Rating agencies, among others, as a supplemental non-GAAP liquidity measure to assist them in their evaluation of the Company's cash flow performance. The Company uses EBITDA in conjunction with traditional GAAP liquidity measures as part of its overall assessment of cash flow ability and therefore does not place undue reliance on EBITDA as its only measure of cash flow performance.

The Company believes EBITDA is useful for both the Company and investors as it is a commonly used analytical measurement for assessing a company's cash flow ability to service and/or incur additional indebtedness, which eliminates the impact of certain non-cash items such as depreciation and amortization. The Company believes that EBITDA is specifically relevant to the Company due to the Company's leveraged position as well as the common use of EBITDA as a liquidity measure within the Company's industries by lenders, investors, others in the financial community and peer group companies. The Company has included EBITDA as a supplemental liquidity measure, which should be evaluated by investors in conjunction with the traditional GAAP liquidity measures discussed earlier in this summary of operations for a complete evaluation of the Company's cash flow performance.

The following table presents a reconciliation from net cash provided by operating activities, which is the most directly comparable GAAP liquidity measure, to EBITDA for the six months of 2009 and 2008:

	For the six months of	
	2009	**2008**
	(Dollar amounts in millions)	
Net cash provided by operating activities	$ 6.6	$ 44.6
Cash used by working capital and other long-term asset and liability changes	(2.5)	(2.8)
Non-cash interest expense, net	(39.3)	(35.0)
Non-cash goodwill impairment charge	(250.0)	---
Deferred federal income tax benefit (provision)	4.1	(20.8)
Loss from debt retirement	---	(9.9)
Gain on sale of property and equipment	0.3	2.5
Non-cash stock-based compensation expense	(0.1)	(0.1)
Provision for income taxes	1.3	27.9
Interest expense (3)	110.3	90.4
Investment income	(0.2)	(0.4)
EBITDA (1), (2)	$ (169.5)	$ 96.4

(1) EBITDA for the six months of 2009 includes:
- an estimated non-cash goodwill impairment charge of approximately $250.0 million recorded in the HTP segment,
- income from change in estimate of loss on the Company's indemnification related to a lease guarantee of approximately $3.2 million,
- charges related to reserves for amounts due from customers of approximately $2.8 million in all four segments,
- approximately $2.2 million of severance charges incurred related to certain reduction in workforce initiatives in the RVP, HTP and R-HVAC segments,
- net foreign exchange losses of approximately $1.5 million related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries,
- advisory fees related to the Company's analysis of its capital structure of approximately $0.9 million, and
- a gain of approximately $0.3 million from the sale of a manufacturing facility in the RVP segment.

(2) EBITDA for the six months of 2008 includes:
- fees and expenses recorded in connection with the settlement of a dispute with one of its former suppliers of approximately $4.7 million in the HTP segment,
- a gain of approximately $2.5 million from the sale of a manufacturing facility in the RVP segment,
- net foreign exchange gains of approximately $1.4 million related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries, and
- costs and expenses incurred in the RVP segment in connection with the start up of a range hood facility in Mexico of approximately $1.4 million.

(3) Interest expense for the six months of 2009 includes cash interest of approximately $71.0 million and non-cash interest of approximately $39.3 million. Interest expense for the six months of 2008 includes cash interest of approximately $55.4 million and non-cash interest of approximately $35.0 million.

(G)   The Company uses adjusted operating earnings as an operating performance measure.   Operating performance measure disclosures with respect to adjusted operating earnings are provided below.

Adjusted operating earnings is defined as net earnings (loss) before goodwill impairment charges, interest, losses from debt retirement and taxes.   Adjusted operating earnings is not a measure of operating performance under U.S. generally accepted accounting principles ("GAAP") and should not be considered as an alternative or substitute for GAAP profitability measures such as operating earnings (loss) from continuing operations, discontinued operations, extraordinary items and net earnings (loss). Adjusted operating earnings as an operating performance measure has material limitations since it excludes, among other things, goodwill impairment charges, interest, losses from debt retirement and the provision (benefit) for income taxes and therefore does not necessarily represent an accurate measure of profitability, particularly in situations where a company is highly leveraged or has a disadvantageous tax structure.   The Company, at times, will incur goodwill impairment charges relating to its operating businesses and therefore, goodwill impairment charges are a necessary element of the Company's costs and operating environment and therefore its exclusion from adjusted operating earnings is a material limitation.   The Company has a significant amount of debt and therefore, interest expense and losses from debt retirement are a necessary element of the Company's costs and ability to generate revenue and therefore its exclusion from adjusted operating earnings is a material limitation.   The Company generally incurs significant U.S. federal, state and foreign income taxes each year and the provision (benefit) for income taxes is a necessary element of the Company's costs and therefore its exclusion from adjusted operating earnings is a material limitation.   As a result, adjusted operating earnings should be evaluated in conjunction with net earnings (loss) for a more complete analysis of the Company's profitability, as net earnings (loss) includes the financial statement impact of these items and is the most directly comparable GAAP operating performance measure to adjusted operating earnings.   As adjusted operating earnings is not defined by GAAP, the Company's definition of adjusted operating earnings may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure.   Because of the limitations that adjusted operating earnings has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of the Company's operating results as reported under GAAP.

Company management uses adjusted operating earnings as a supplementary non-GAAP operating performance measure to assist with its overall evaluation of Company and subsidiary operating performance (including determining the levels of executive compensation and the performance of subsidiary management) relative to outside peer group companies. In addition, the Company uses adjusted operating earnings as an operating performance measure in financial presentations to the Company's Board of Directors, shareholders, various banks participating in Nortek's ABL Facility, note holders and Bond Rating agencies, among others, as a supplemental non-GAAP operating measure to assist them in their evaluation of the Company's performance.   The Company is also active in mergers, acquisitions and divestitures and uses adjusted operating earnings as an additional operating performance measure to assess Company, subsidiary and potential acquisition target enterprise value and to assist in the overall evaluation of Company, subsidiary and potential acquisition target performance on an internal basis and relative to peer group companies. The Company uses adjusted operating earnings in conjunction with traditional GAAP operating performance measures as part of its overall assessment of potential valuation and relative performance and therefore does not place undue reliance on adjusted operating earnings as its only measure of operating performance.

The Company believes adjusted operating earnings is useful for both the Company and investors as it eliminates the effects of financing, tax structure decisions and goodwill impairment charges. The Company believes that adjusted operating earnings is specifically relevant to the Company, due to the different degrees of leverage among its competitors, the differing tax structures and tax jurisdictions of certain of the Company's competitors and varying business practices of the Company's competitors.   The Company has included adjusted operating earnings as a supplemental operating performance measure, which should be evaluated by investors in conjunction with the traditional GAAP performance measures discussed earlier in this summary of operations for a complete evaluation of the Company's operating performance.

The following table presents a reconciliation from net loss, which is the most directly comparable GAAP operating performance measure, to adjusted operating earnings for the second quarter of 2009 and 2008:

	For the second quarter ended	
	July 4, 2009	**June 28, 2008**
	(Dollar amounts in millions)	
Net loss (1), (2)	$ (264.2)	$ (43.5)
(Benefit) provision for income taxes	(6.7)	33.3
Interest expense (3)	55.3	47.4
Loss from debt retirement	---	9.9
Investment income	(0.1)	(0.2)
Operating (loss) earnings	(215.7)	46.9
Goodwill impairment charge	250.0	---
Adjusted operating earnings	$ 34.3	$ 46.9

(1) Net loss for the second quarter of 2009 includes:
   - an estimated non-cash goodwill impairment charge of approximately $250.0 million recorded in the HTP segment,
   - income from change in estimate of loss on the Company's indemnification related to a lease guarantee of approximately $3.2 million,
   - charges related to reserves for amounts due from customers of approximately $2.0 million in all four segments,
   - net foreign exchange losses of approximately $1.4 million related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries,
   - approximately $1.3 million of severance charges incurred related to certain reduction in workforce initiatives in the RVP, HTP and R-HVAC segments,
   - advisory fees related to the Company's analysis of its capital structure of approximately $0.9 million, and
   - a gain of approximately $0.3 million from the sale of a manufacturing facility in the RVP segment.

(2) Net loss for the second quarter of 2008 includes:
   - fees and expenses recorded in connection with the settlement of a dispute with one of its former suppliers of approximately $4.5 million in the HTP segment,
   - a gain of approximately $2.5 million from the sale of a manufacturing facility in the RVP segment,
   - net foreign exchange gains of approximately $1.5 million related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries, and
   - costs and expenses incurred in the RVP segment in connection with the start up of a range hood facility in Mexico of approximately $1.4 million.

(3) Interest expense for the second quarter of 2009 includes cash interest of approximately $35.2 million and non-cash interest of approximately $20.1 million. Interest expense for the second quarter of 2008 includes cash interest of approximately $29.4 million and non-cash interest of approximately $18.0 million.

The following table presents a reconciliation from net loss, which is the most directly comparable GAAP operating performance measure, to adjusted operating earnings for the six months of 2009 and 2008:

	For the six months ended	
	July 4, 2009	**June 28, 2008**
	(Dollar amounts in millions)	
Net loss (1), (2)	$ (312.5)	$ (57.5)
Provision for income taxes	1.3	27.9
Interest expense (3)	110.3	90.4
Loss from debt retirement	---	9.9
Investment income	(0.2)	(0.4)
Operating (loss) earnings	(201.1)	70.3
Goodwill impairment charge	250.0	---
Adjusted operating earnings	$ 48.9	$ 70.3

(1) Net loss for the six months of 2009 includes:
- an estimated non-cash goodwill impairment charge of approximately $250.0 million recorded in the HTP segment,
- income from change in estimate of loss on the Company's indemnification related to a lease guarantee of approximately $3.2 million,
- charges related to reserves for amounts due from customers of approximately $2.8 million in all four segments,
- approximately $2.2 million of severance charges incurred related to certain reduction in workforce initiatives in the RVP, HTP and R-HVAC segments,
- net foreign exchange losses of approximately $1.5 million related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries,
- advisory fees related to the Company's analysis of its capital structure of approximately $0.9 million, and
- a gain of approximately $0.3 million from the sale of a manufacturing facility in the RVP segment.

(2) Net loss for the six months of 2008 includes:
- fees and expenses recorded in connection with the settlement of a dispute with one of its former suppliers of approximately $4.7 million in the HTP segment,
- a gain of approximately $2.5 million from the sale of a manufacturing facility in the RVP segment,
- net foreign exchange gains of approximately $1.4 million related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries, and
- costs and expenses incurred in the RVP segment in connection with the start up of a range hood facility in Mexico of approximately $1.4 million.

(3) Interest expense for the six months of 2009 includes cash interest of approximately $71.0 million and non-cash interest of approximately $39.3 million. Interest expense for the six months of 2008 includes cash interest of approximately $55.4 million and non-cash interest of approximately $35.0 million.